UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-SA

SEMI-ANNUAL REPORT
PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the six-months ended June 30, 2022

Wing Zone Labs, Inc.

(Exact name of registrant as specified in its charter)

Commission File Number: 024-11842

Delaware	86-3921628

(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1661 E Franklin Ave El Segundo, CA	90245

(Address of principal executive offices)	(Zip Code)

310-431-1186

Registrant’s telephone number, including area code

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

THIS SEMI-ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

In this Semi-Annual Report, the terms “we”, “Wing Zone Labs”, or “the Company” refers to Wing Zone Labs, Inc.

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes. Some of the information contained in this discussion and analysis, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties.

The financial statements included in this filing are unaudited, and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all adjustments necessary to make the interim financial statements not misleading have been included.

Management’s Discussion and Analysis on Financial Condition and Results of Operations

Operating Results - Fiscal Year Periods Ended June 30, 2022 and 2021

Through June 30, 2022, the Company has not recorded any revenues to date.

In the six months ended June 30, 2022, operating expenses were $674,769. The Company’s primary activities have been related to formation and capital raising. Expenses for this period were mostly associated with general and administrative efforts relating to upfront franchise costs to Wing Zone as well as labor costs.

We anticipate that operating expenses will increase further as we take on costs associated with development of Wing Zone franchise stores.

Liquidity and Capital Resources

As of June 30, 2022, the Company had $68,198 in cash and cash equivalents.

The Company launched a Regulation A+ offering in 2022, through which subscriptions for net proceeds of $12,346 had been received for the six months ended June 30, 2022.

Financial Obligations of the Company’s Franchise Agreement

The Company has agreed to a set of financial obligations under the Wing Zone Agreement with WZ Franchise, LLC. The Company has agreed to certain financial obligations, including but not limited to:

●	A one-time franchisee fee (the “Initial Franchise Fee”) of $25,500 and a development services fee of $6,000 due to be paid by April 1, 2022.

●	A royalty (“Royalty Fee”) of 6% of Franchisee’s total gross sales (“Royalty Fee”), to be paid weekly. In the event a Franchised Restaurant is closed temporarily without the Franchisor’s approval, the Company will still owe a Royalty Fee equal to the average Royalty Fee for the 60 days immediately preceding the date the unapproved closure, multiplied by the number of days of the closure.

●	Spending at least $30,000 towards a Shop Launch Marketing Plan, which is a plan covering marketing activities for the first four to six months of operation, to be created by the Wing Zone marketing department in collaboration with the Company and implemented by the Franchisor on the Company’s behalf. This amount is split up into $15,000 no later than 4 weeks before the Franchised Restaurant opens, and $15,000 no later than 10 weeks after the Franchised Restaurant opens.

●	Making contributions to Wing Zone’s national marketing fund at an amount designated periodically by the Franchisor, but not to exceed 4% of the gross sales of the Franchised Restaurant.

●	After the Franchised Restaurant has been in operation for 6 months and for the remaining portion of the Wing Zone Agreement’s term, the Company is required to spend at least 1.5% of total gross sales each month towards local marketing efforts.

●	Obtaining required insurance coverage before opening the Franchised Restaurant or upon signing the lease, whichever occurs first to insure the premises and cover business operations and product liability in line with the minimum limits and parameters set forth in the Wing Zone Agreement. We have not yet obtained this insurance.

●	Purchasing or leasing and installing, at the Company’s expense, all fixtures, furnishings, signs and equipment required by the Franchisor, which may require future modifications and upgrades.

●	Acquiring and subscribing to Franchisor’s required point-of-sale system and a Wing Zone-specific suite of services at the Company’s expense, or equivalent systems approved by the Franchisor that provides the Franchisor free access to data and information from the Company’s computers, including electronically polling the daily sales and other Franchised Restaurant data.

●	Paying the Franchisor a technology fee equal to 0.65% of the Franchised Restaurant’s gross sales.

●	Engaging in required employee training, which the Franchisor may charge up to $10,000 per person trained, with at least two full time and two hourly employees must complete before opening of a Franchise Restaurant.

Trend Information

The Company was formed in 2021 and started incurring expenses in 2022 relating to fundraising efforts. The Company intends to begin its initial development of Wing Zone franchise stores in 2023, starting with the Southern California region. We initially expected 3-5 stores to be in place by March 2023. However, due to slower than expected capital raising and other unforeseen delays, we are on a prolonged timeline to get our first stores off the ground.

In December 2021, the Company entered into a franchise and area development agreement (the “Wing Zone Agreement”) with WZ Franchise LLC (the “Franchisor”) for the option to obtain licenses to establish and operate twenty Wing Zone restaurants within the designated territory of Southern California. The Franchisor also granted the Company a non-assignable, non-exclusive right to use the Wing Zone trademarks in the operation of a restaurant selling chicken wings, boneless wings, chicken sandwiches, chicken tenders, related food products, beverage products and ancillary merchandise (“Franchised Restaurants”).

Wing Zone Labs, Inc.

INDEX TO EXHIBITS

2.1	Amended and Restated Certificate of Incorporation*

2.2	Amendment to Restated Certificate of Incorporation*

2.3	Amended and Restated Bylaws*

4.1	Form of Subscription Agreement*

6.1	Form of Franchise Agreement with WZ Franchise LLC*

6.2	Amendment to Franchise Agreement*

6.3	Second Amendment to Franchise Agreement*

6.4	Form of Area Development Agreement with WZ Franchise LLC*

6.5	Amendment to Area Development Agreement*

6.6	Form of Intellectual Property License Agreement with WZ Franchise, LLC*

6.7	Form of Stock Option Grant Notice with Kevin Morris*

6.8	Form of Stock Option Agreement*

* Included as exhibits to the Company’s Form 1-A and pre-qualification amendments (SEC File No. 024-11842).

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Wing Zone Labs, Inc.

By	/s/ James Buck Jordan
James Buck Jordan, Director
Wing Zone Labs, Inc.
Date: September 27, 2022

The following persons in the capacities and on the dates indicated have signed this Offering Statement.

By	/s/ Kevin Morris
Kevin Morris, President, Chief Financial Officer, and Principal Accounting Officer
Wing Zone Labs, Inc.
Date: September 27, 2022

WING ZONE LABS, INC.

FINANCIAL STATEMENTS

JUNE 30, 2022

UNAUDITED

WING ZONE LABS, INC.

BALANCE SHEETS

	June 30,	December 31,
	2022	2021
ASSETS
Current assets:
Cash and cash equivalents	$68,198	$-
Total current assets	68,198	-
Intangible assets	31,500	-
Franchise rights	193,000	193,000
Total assets	$292,698	$193,000

LIABILITIES AND STOCKHOLDER'S EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$156,335	$-
Accounts payable, related party	165,898	-
Franchise fees payable	193,000	193,000
Interest payable	140	-
Loan payable, related party	50,000	-
Total liabilities	565,372	193,000

Stockholder's equity (deficit):
Preferred stock, $0.00001 par value, 3,000,000 shares authorized, no shares issued or outstanding	-	-
Class F stock, $0.00001 par value, 3,000,000 shares authorized, issued and outstanding
as of both June 30, 2022 and December 31, 2021	30	30
Common stock, $0.00001 par value, 6,000,000 shares authorized, 3,768 and no shares issued or outstanding as of June 30, 2022 and December 31, 2021, respectively
Additional paid-in capital	402,204	-
Accumulated deficit	(674,939)	(30)
Total stockholder's equity (deficit)	(272,705)	-
Total liabilities and stockholder's equity (deficit)	$292,668	$193,000

See accompanying notes, which are an integral part of these financial statements.

FUTURE LABS IX, INC.

STATEMENT OF OPERATIONS

	Six Months Ended
	June 30,
	2022	2021
Net revenue	$-	$-

Operating expenses:
General and administrative	492,797	-
Research and development	131,483	-
Sales and marketing	50,490	-
Total operating expenses	674,769	-

Loss from operations	(674,769)	-

Other income (expense):
Interest expense	(140)	-
Total other income (expense), net	(140)	-

Provision for income taxes	-	-
Net loss	$(674,909)	$-

Weighted average common shares outstanding -
basic and diluted	-	-
Net loss per common share - basic and diluted

See accompanying notes, which are an integral part of these financial statements.

FUTURE LABS IX, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)

							Additional		Total
	Preferred Stock		Class F Stock		Common Stock		Paid-in	Accumulated	Stockholder's
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Equity (Deficit)

Balances at January 12, 2021 (inception)	-	$-	-	$-	-	$-	$-	$-	$-
Balances at June 30, 2021	-	$-	-	$-	-	$-	$-	$-	$-

Balances at December 31, 2021	-	$-	3,000,000	$30	-	$-	$-	$(30)	$-
Issuance of common stock, net of offering costs	-	-	-	-	3,768	-	12,346		12,346
Stock-based compensation	-	-	-	-	-	-	389,859	-	389,859
Net loss	-	-	-	-		-	-	(674,909)	(674,909)
Balances at June 30, 2022	-	$-	3,000,000	$30	3,768	$-	$402,204	$(674,939)	$(272,705)

See accompanying notes, which are an integral part of these financial statements.

FUTURE LABS IX, INC.

STATEMENT OF CASH FLOWS

	Six Months Ended
	June 30,
Cash flows from operating activities:	2022	2021
Net loss	$(674,909)	$-
Adjustments to reconcile net loss to net cash provided by operating activities:
Stock-based compensation	389,859	-
Changes in operating assets and liabilities:
Accounts payable	156,335	-
Accounts payable, related party	165,898	-
Interest payable	140	-
Net cash used provided by operating activities	37,322	-
Cash flows from investing activities:
Purchase of intangible assets	(31,500)	-
Net cash used in investing activities	(31,500)	-
Cash flows from financing activities:
Proceeds from related party	50,000	-
Issuance of common stock, net of offering costs	12,346	-
Net cash provided by financing activities	62,346	-
Net change in cash and cash equivalents	68,168	-
Cash and cash equivalents at beginning of period	-	-
Cash and cash equivalents at end of period	$68,168	$-

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-
Cash paid for interest	$-	$-

See accompanying notes, which are an integral part of these financial statements.

PIESTRO, INC.

NOTES TO FINANCIAL STATEMENTS

1.	NATURE OF OPERATIONS

Future Labs IX, Inc. dba Wing Zone Labs (the “Company”) was incorporated on January 12, 2021 under the laws of the State of Delaware. The Company was formed to be a franchisee of Wing Zone. The Company plans to open franchises, as well as integrate technology and robotics to automate the restaurants over time. The Company currently has a twenty-store development agreement in place with Wing Zone (see Note 4).

As of June 30, 2022, the Company has not commenced planned principal operations. The Company’s activities since inception have primarily consisted of formation activities and preparations to raise capital. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company’s planned operations or failing to profitably operate the business.

2.	GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.  During the six months ended June 30, 2022, the Company incurred a net loss of $674,909 during the six months ended June 30, 2022, has limited cash of $68,198 and current liabilities of $565,372. The Company plans to incur significant costs in pursuit of its capital financing plans, and has not generated revenues or profits since inception. . The Company’s ability to continue as a going concern for the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to obtain additional capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. No assurance can be given that the Company will be successful in these efforts.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The Company’s fiscal year is December 31.

Use of Estimates

The preparation of the Company’s financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in these financial statements include, but are not limited to, the valuations of common stock and stock options. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties including, but not limited to, the need for protection of proprietary technology, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history. The Company has been significantly impacted by the COVID-19 pandemic and has unknown continued impacts from the ongoing COVID-19 pandemic.

PIESTRO, INC.

NOTES TO FINANCIAL STATEMENTS

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company generally maintains balances in various operating accounts at financial institutions that management believes to be of high credit quality, in amounts that may exceed federally insured limits. The Company has not experienced any losses related to its cash and cash equivalents and does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships. At June 30, 2022, the Company did not have any cash.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

•	Level 1—Quoted prices in active markets for identical assets or liabilities.

•	Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

•	Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The carrying values of the Company’s assets and liabilities approximate their fair values.

Organizational Costs

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Franchise Rights and Intangible Assets

The Company capitalizes all fees related to the Company’s franchise and development agreement (see Note 4) as an intangible asset. Franchise rights are amortized on a straight-line basis over the term of the franchise agreement.

The Company capitalizes intangible assets consisting of patents and trademarks.

Impairment of Long-Lived Assets

The Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell. The Company did not record any impairment losses on its long-lived assets as of June 30, 2022.

PIESTRO, INC.

NOTES TO FINANCIAL STATEMENTS

Revenue Recognition

ASC Topic 606, “Revenue from Contracts with Customers” establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied. To date, no revenue has been recognized.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, Compensation - Stock Compensation. The Company measures all stock-based awards granted to employees, directors and non-employee consultants based on the fair value on the date of the grant and recognizes compensation expense for those awards, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. For awards with service-based vesting conditions, the Company records the expense for using the straight-line method. For awards with performance-based vesting conditions, the Company records the expense if and when the Company concludes that it is probable that the performance condition will be achieved.

The Company classifies stock-based compensation expense in its statement of operations in the same manner in which the award recipient’s payroll costs are classified or in which the award recipient’s service payments are classified.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company’s stock options has been determined utilizing the “simplified” method for awards that qualify as “plain-vanilla” options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. We assess our income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company’s policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

PIESTRO, INC.

NOTES TO FINANCIAL STATEMENTS

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to a taxable loss for the period ended December 31, 2021. Deferred tax assets were calculated using the Company’s combined effective tax rate, which it estimated to be 28.0%. The effective rate is reduced to 0% due to the full valuation allowance on its net deferred tax assets.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception, other than minimum state tax. The Company is not presently subject to any income tax audit in any taxing jurisdiction, though its 2021 tax years remain open to examination.

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of June 30, 2022, diluted net loss per share is the same as basic net loss per share. Potentially dilutive securities consist of the Company’s Class F stock and outstanding options.

Recently Adopted Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021. Early adoption is permitted. The Company adopted ASU 2016-02 on January 1, 2022 and it did not have any effect on its financial statements.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) and has issued subsequent amendments to this guidance. This new standard will replace all current guidance on this topic and eliminate all industry-specific guidance. The new revenue recognition standard provides a unified model to determine when and how revenue is recognized. The core principle is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration for which the entity expects to be entitled in exchange for those goods or services. The guidance is effective for interim and annual periods beginning after December 31, 2018. The standard may be applied either retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. The Company has adopted this standard upon inception.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

PIESTRO, INC.

NOTES TO FINANCIAL STATEMENTS

4.	FRANCHISE AGREEMENT

In December 2021, the Company entered into a franchise and area development agreement (the “Wing Zone Agreement”) with WZ Franchise LLC (the “Franchisor”) for the option to obtain licenses to establish and operate twenty Wing Zone restaurants within the designated territory of Southern California. The Franchisor also granted the Company a non-assignable, non-exclusive right to use the Wing Zone trademarks in the operation of a restaurant selling chicken wings, boneless wings, chicken sandwiches, chicken tenders, related food products, beverage products and ancillary merchandise (“Franchised Restaurants”).

The Wing Zone Agreement is effective for ten years whereby the Company agrees to operate the Franchised Restaurants. The Company is bound by the development schedule set forth in the agreement, commencing with the first restaurant to be opened in December 2022, and the twentieth restaurant to be opened in February 2028. At the end of the term, the Company will have the right to acquire a successor franchise to continue operating the Franchised Restaurants for an additional ten years.

As consideration for the rights and options granted under the Wing Zone Agreement, the Company shall pay the Franchisor an initial individual franchisee fee of $30,000 for each Franchised Restaurant the Company agrees to develop, own and operate. Upon execution of the Wing Zone Agreement, the Company agreed to pay the Franchisor a development fee of $193,000, consisting of the initial franchisee fee for the first Franchised Restaurant, a development services fee and a deposit towards the individual franchise fee for each additional Franchised Restaurant which the Company is granted the option to develop. The development fee is non-refundable and represents consideration for the rights granted to the Company and for reserving the designed territory. The development fee is due in four installments beginning in April 2022 with the last installment due December 2022. As of December 31, 2021, the Company capitalized the franchise rights of $193,000, and will amortize the fees over the term of the Wing Zone Agreement beginning in the second half of 2022.

Pursuant to the Wing Zone Agreement, the Company shall owe the Franchisor a royalty fee of 6% of the gross sales for each Franchised Restaurant, payable on a weekly basis. If the Company does not develop at least three Franchised Restaurants pursuant to the development schedule, the royalty fee on all operating Franchised Restaurants shall immediately increase to 7% of gross sales for the remainder of the franchise terms.

Under the Wing Zone Agreement, the Company has several obligations, including the following:

(i)	Hire and have in place a managing owner to control the daily operations of each Franchised Restaurant. The Franchisor has the right to require the managing owner to participate in a training program for $10,000.
(ii)	For each Franchised Restaurant, the Company is required to spend at least $30,000 (or $12,000 if operating at a non-traditional venue) payable to the Franchisor towards the shop launch marketing plan.
(iii)	After each Franchised Restaurant has been in operation for six months, the Company must spend at least 1.5% of gross sales each month towards local marketing efforts.
(iv)	The Company is obligated to acquire and subscribe to the Franchisor’s point of sale system, and must pay the Franchisor a technology fee of 0.65% of gross sales, payable on a weekly basis.
(v)	Obtain required insurance coverage before opening the Franchise Restaurant.
(vi)	Within nine months of written notice from the Franchisor, the Company must remodel or re-equip the Franchised Restaurant in accordance with specifications provided by the Franchisor. Required remodeling or equipment costs may not exceed $10,000 during the first two years of the agreement term or $50,000 in any five-year period.
(vii)	Contribute to the Franchisor’s national marketing fund, payable on a weekly basis, in an amount that the Franchisor designates but shall not exceed 4% of the gross sales of the Franchised Restaurant.
(viii)	Franchisor has the right to designate an area for the purpose of establishing an advertising cooperative. Each cooperative may be entitled to make contributions up to 2% of gross sales.

PIESTRO, INC.

NOTES TO FINANCIAL STATEMENTS

The Wing Zone Agreement may be terminated without the Company’s right to cure if the Company shall be in default, including the Company’s declaration of bankruptcy or insolvency, inability to have an approved managing owner, underpayment of royalties by 10%, or if the Company fails to open a Franchised Restaurant within one year per the development schedule. The Wing Zone Agreement may be terminated with the Company’s right to cure if the Company fails to remodel the Franchised Restaurant or if the Company does not pay any monies to the national marketing fund. The Company may terminate the Wing Zone Agreement if the Franchisor commits a material breach of any of its obligations. Upon termination of expiration of the Wing Zone Agreement, all rights granted to the Company shall terminate and revert to the Franchisor.

5.	STOCKHOLDERS’ EQUITY (DEFICIT)

As of June 30, 2022, the Company's certificate of incorporation, as amended and restated, authorized the Company to issue three classes of stock: Preferred Stock, Class F Stock and Common Stock. The Company is authorized to issue 3,000,000 shares of Preferred Stock, 3,000,000 shares of Class F Stock and 6,000,000 shares of common stock. All classes of stock have a par value of $0.00001 per share. The Class F Stock are convertible into shares of common stock.

The Preferred Stock may be divided into such number of series as the Board of Directors may determine. The Board of Directors is authorized to determine and alter the rights, preferences, privileges and restrictions granted to or imposed upon any unissued series of preferred stock, and to fix the number of shares of any series of Preferred Stock and the designation of any such series of Preferred Stock.

As of June 30, 2022, there were no shares of Preferred Stock issued or outstanding.

The holders of Class F and common stock shall have the following rights and preferences:

Voting

Each holder of common stock shall have the right to one vote per share. Each holder of Class F stock shall have the right to one vote for each share of common stock into which such Class F stock could then be directly converted (without first being converted to another series of subsequent preferred stock), and with respect to each such vote, such holder shall have full voting rights and powers equal to the voting rights and powers of the holders of common stock. The holders of Class F stock and common stock shall vote together as a single class on all matters.

Dividends

The holders of Class F Stock and common stock shall be entitled to receive, on a pari passu basis, when and as declared by the Board of Directors, out of any assets of the Company legally available therefor, such dividends as may be declared from time to time by the Board of Directors.

Liquidation

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or deemed liquidation event, the entire assets of the Company legally available for distribution shall be distributed among the holders of the Class F stock and common stock pro rata based on the number of shares of common stock held by each (assuming conversion of all such Class F stock into common stock).

Redemption

No class of stock shall have any redemption rights.

Conversion

Each share of Class F Stock shall automatically be converted into one share of common stock immediately upon the date specified by written consent or agreement of the holders of a majority of the then outstanding shares of Class F Stock. Each share of Class F Stock is convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into an equal number of shares of common stock.

PIESTRO, INC.

NOTES TO FINANCIAL STATEMENTS

Upon each equity financing, 10% of the shares of Class F stock shall automatically convert into shares of the subsequent series of preferred stock that is issued in such equity financing at the applicable conversion ratio. In addition to the automatic conversion, any share of Class F stock that is sold in connection with an equity financing shall be converted into shares of the subsequent preferred stock.

2021 Transactions

In 2022, the Company initiated a Regulation A+ offering for $5.61 per share. Through June 30, 2022, the Company issued 3,768 shares of common stock for net proceeds of $12,346.

Future Labs IX, Inc. 2022 Equity Incentive Plan

In January 2022, the Company has adopted the Future Labs IX, Inc. 2022 Equity Incentive Plan (“2022 Plan”), as amended and restated, which provides for the grant of shares of stock options and stock appreciation rights (“SARs”) and restricted common shares to employees, non-employee directors, and non-employee consultants. The number of shares authorized by the 2022 Plan was 565,063.

In January 2022, the Company granted 565,063 options to employees with an exercise price of $0.01 per share. The options vest over a four-year period with a one-year cliff. The fair value of the granted options was $3,164,353, of which $389,859 of stock-based compensation was included in general and administrative expenses in the statements of operations in 2022.

6.	COMMITMENTS AND CONTINGENCIES

See Note 4 for the Company’s obligations under the Wing Zone Agreement.

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

7.	SUBSEQUENT EVENTS

From July 1, 2022 through the issuance date, the Company has raised approximately $43,000 in net proceeds pursuant to the offering.

Management has evaluated subsequent events through September 21, 2022, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.